FORM 4
[ ]Check box if no longer             U.S. SECURITIES AND EXCHANGE COMMISSION
   subject to Section 16.                      Washington, D.C. 20549
   Form 4 or Form 5 obligations
   may continue.  See Instruc-     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
   tion 1(b).
       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person  | 2. Issuer Name and Ticker or Trading
Siegel       John                  C.    |    Symbol
(Last)      (First)             (Middle) |
                                         |    Chris-Craft Industries, Inc.
    650 California St., 7th Floor        |    (CCN)
             (Street)                    | ------------------------------------
                                         | 3. IRS or Social Security Number of
San Francisco        CA           94108  |    Reporting Person (Voluntary)
(City)            (State)         (Zip)  |
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4. Statement of Month/Year | 5. If Amendment, Date of Original (Month/Year)
                           |
   04/99                   |
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6. Relationship of Reporting        | 7. Individual or Joint/Group Filing
   Person to Issuer                 |
   (Check all applicable)           |  x  Form filed by one Reporting Person
                                    | ---
   x  Director            10% Owner |
  ---                 ---           | --- Form filed by more than one
   x  Officer (give       Other     |     Reporting Person
  --- title below)    --- (specify  |
                          below)    |
  Senior Vice President             |
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of       6.Ownership     7.Nature of
   (Inst.3)                Date              Code               Acquired (A)       Securities        Form:           Indirect
                          (Month/Day/Year)   (Instr. 8)         or Disposed        Beneficially      Direct (D)      Beneficial
                                                                of (D) (Instr.     Owned at End      Indirect (I)    or Ownership
                                             Code   V           3,4, and 5)        of Month          (Instr. 4)      (Instr. 4)
                                                                                  (Instr. 3 and 4)
                                                            Amount    (A)  Price
                                                                       or
                                                                      (D)
Common Stock              04/27/99           M              51313     A    30.0834                   D
Common Stock              04/27/99           F              30701     A    30.0834                   D
Common Stock              04/29/99           S              21100     D    47.63                     D
Common Stock              04/29/99           S               5500     D    47.52                     D
Common Stock              04/30/99           S              16800     D    47.6827    7765           D
                                                                                     48356           I               Custodian,
                                                                                                                     UGMA
                                                                                     14909           I               By trust*
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FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
                              of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of          2.Conversion or     3.Transaction  4.Transaction  5.Number of        6.Date
   Derivative          Exercise Price      Date           Code           Derivative         Exercisable
   Security            of Derivative       (Month/                       Securities         and Expiration
                       Security            Day/Year)                     Acquired (A)       Date
                                                                         or Disposed of    (Month/Day/Year)
                                                                         (D
                                                                                            Date         Expiration
                                                                  V      (A)      (D)       Exercisable  Date
Employee stock option
  (right to buy)       30.0834              04/27/99       M                      17105     12/14/95     12/14/99
Employee stock option
  (right to buy)       30.0834              04/27/99       M                      17104     12/14/96     12/14/99
Employee stock option
  (right to buy)       30.0834              04/27/99       M                      17104     12/14/97     12/14/99

7.Title and Amount of Under-          8.Price of             9.Number of            10.Ownership     11.Nature
  lying Securities                      Derivative             Derivative              Form of          of
                                        Security               Securities              Derivative       Indirect
                                                               Beneficially            Security:        Beneficial
                                                               Owned at End            Direct (D)       Ownership
                                                               of Month                o
                                                                                       Indirect (I)
                 Number
Title            of Shares
Common Stock     17105                  --                     -0-                     D
Common Stock     17104                  --                     -0-                     D
Common Stock     17104                  --                     -0-                     D

Explanation of Responses:
* Held in issuer's employee stock purchase plan as of December 31, 1998.
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**Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

         /s/ John C. Siegel                     May 04, 1999
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   **Signature of Reporting Person                  Date